EDAC Technologies Corporation 1806 New Britain Ave. Farmington, CT 06032 860-677-2603 Fax 860-674-2718
September 24, 2009
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re:	Letter dated September 10, 2009
EDAC Technologies Corporation File No. 1-33507 Form 10-K for the year ended January 3, 2009 Form 10-Q for the Quarterly Period Ended July 4, 2009 Form 8-K/A filed August 12, 2009
Dear Ms. Cvrkel:
          The following are the responses of EDAC Technologies Corporation (the “Company”) to the comments in the Securities and Exchange Commission (“SEC”) Staff’s comment letter dated September 10, 2009 (the “Comment Letter,” relating to the Company’s Form 10-K for the year ended January 3, 2009 (the “Form 10-K”), the Company’s Form 10-Q for the quarter ended July 4, 2009 (the “Form 10-Q”) and the Company’s Form 8-K/A filed August 12, 2009 (the “Form 8-K/A”). The numbered responses below correspond to the numbered paragraphs in the Comment Letter.
               1. In future filings, we will expand Note A of the Company’s Annual Report on Form 10-K to describe in further detail the methods and significant assumptions that are used in the Company’s impairment analysis with respect to its long-lived assets.
               2. Although the Company has three major product lines, the product lines have been combined into one reportable segment since they are all similar in the following respects:
•	The nature of the product lines’ products and services

•	The nature of their production services

•	The types of customers

•	The distribution methods
          The Company’s product lines and services consist of manufacturing and design services on its customers’ products, with the exception of a portion of Gros-Ite Spindles,

which accounts for 5% of the Company’s revenues. All of the manufacturing services are machining services, with some assembly producing machined metal parts. Design services account for less than 1% of revenues.
          The Company is organized as one operation with one general manager who is responsible for all of the Company’s production. The operation has various machines that perform machining services on metal parts by similarly trained machine operators for all of the product lines. In several cases the same type of machine is used in all product lines. All production is authorized on the job level. Each job is set up because the Company responded to a request for quote (RFQ) from its customer and won the job. The Company’s general manager allocates the Company’s resources, including materials, machines and machine operators, across the operation based upon jobs awarded to the Company.
          The Company’s customers are of the same type for all of its product lines and many of its customers are buying from more than one product line. The Company’s customers are typically very large industrial customers, for example United Technologies Corporation. The Company’s revenue from foreign countries is 5% of its total revenue.
          The Company’s distribution methods are the same for all product lines. Since the product is custom made to the customers’ orders and blueprints, it is delivered directly to the customer either by Company truck or by common carrier.
               3. In future filings, we will expand the Segment Information Note of the Company’s Annual Report on Form 10-K to include the disclosures outlined in paragraph 37 of SFAS No. 131 with respect to the revenues generated from the Company’s three product lines.
               4. In future filings, we will expand the Quarterly Data Note of the Company’s Annual Report on Form 10-K to explain the nature of any unusual or material items that impacted the Company’s quarterly results of operations.
               5. The Company has reassessed that it has correctly identified all of the assets acquired and liabilities assumed. The following procedures were used to measure the amounts recognized at the acquisition date for the assets acquired and liabilities assumed in the acquisition transaction.
•	Accounts receivable were reviewed and valued based on accounts deemed collectible.

•	A physical inventory was taken. Raw material was valued at replacement cost. Work-in-process and finished goods were valued at selling price less cost to complete, selling costs and reasonable manufacturer’s profit.

•	Property, plant and equipment was appraised.

•	Accounts payable and accrued expenses were valued at current value based on amounts expected to be paid to settle the obligation.
          The acquisition resulted in a gain because the seller was willing to sell at less than the fair value of the net assets sold. The seller had incurred significant losses in this operation in prior years. The seller, MTU Aero Engines had reported that “the sale comes as a result of a review and realignment of our entire production structure.” MTU Aero Engines was also opening a new facility in Poland.
               6. We have revised the notes to the Company’s financial statements to include the disclosures required by SAB Topic 1:B:1. Please refer to Form 8-K/A filed on September 24, 2009.
               7. We have revised the notes to the Company’s financial statements to include the disclosures of management’s estimate of what expenses would have been on a stand alone basis, as if the business unit had operated as an unaffiliated entity. Please refer to Form 8-K/A filed on September 24, 2009.
               8. We have revised the notes to the Company’s financial statements to include an analysis of the intercompany activity impacting the Due to MTU Munich account for each period presented and the average balance of such intercompany account for each period presented. Please refer to Form 8-K/A filed on September 24, 2009.
               9. We have revised the notes to the proforma balance sheet to disclose the acquisition date fair values of the various categories of assets acquired and liabilities assumed and the acquisition date fair value of total consideration transferred as part of the purchase price. We have also revised the notes to the proforma balance sheet to disclose the calculation of the gain on the bargain purchase. Please refer to Form 8-K/A filed on September 24, 2009.
               10. We have revised footnotes 2 and 6 to the pro forma financial statements. Please refer to Form 8-K/A filed on September 24, 2009.
          The Company acknowledges the following with the Commission:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Dominick A. Pagano
Dominick A. Pagano
President and Chief Executive Officer
cc: Mr. Glenn L. Purple